SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             VODAVI TECHNOLOGY, INC.
                             -----------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   92857 U 102
                                 --------------
                                 (CUSIP Number)


                                Anthony Silverman
                        11811 N. Tatum Blvd., Suite 2500
                     Phoenix, Arizona 85028, (602) 953-7980
                -------------------------------------------------
                 (Name, address and telephone number of persons
                authorized to receive notices and communications)


                                 April 15, 1997
             -------------------------------------------------------
             (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule 13D because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper forma and shall include a signed original and five copies of this Schedule including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 92857 U 102                                        PAGE 2 OF 5 PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Anthony Silverman, S.S. No, ###-##-####
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
    The reporting person disaffirms and any membership in a group      (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF.
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    N/A
    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     266,058
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       266,058
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    266,058
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    N/A
    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

        Common Stock, $0.001 par value, of Vodavi Technology, Inc.

        Vodavi Technology, Inc.
        8300 East Raintree Drive
        Scottsdale, Arizona  85260

ITEM 2. IDENTITY AND BACKGROUND.

        (a) Anthony Silverman

        (b) 11811 N. Tatum Boulevard, Suite 2500, Phoenix, Arizona 85028

        (c) Chairman of the Board of Directors - Paradise Valley
            Securities, Inc.
            11811 North Tatum Boulevard, Suite 2500
            Phoenix, Arizona  85028
            Principal Business (Paradise) - Registered Securities Broker-Dealer;

        (d) No.

        (e) No.

        (f) United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On June 4, 1999, Mr. Silverman acquired of the 56,000 shares of the issuer's common stock at a price per share of $2.38 with funds from his individual retirement account.

ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the reporting person in acquiring the securities of the issuer is for investment. The reporting person has no plans or proposals which would relate to or result in:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Aggregate Number of Shares Beneficially Owned

            266,058 shares (1) - 6.1%

        (b) Sole Power to Vote        - 266,058
            Shared Power to Vote      -     -0-
            Sole Dispositive Power    - 266,058
            Shared Dispositive Power  -     -0-

        (c) On June 4, 1999, Mr. Silverman acquired, through his individual retirement account, 56,000 shares of the issuer's common stock at a price per share of $2.38 in a market transaction.

        (d) N/A

        (e) N/A

        ----------
        (1) Includes 56,000 shares held in an individual retirement account, 15,615 shares held by the Harry & Addeline Silverman Foundation, of which Mr. Silverman is President, and 22,961 shares held in an individual retirement account of Mr. Silverman's deceased son, of which Mr. Silverman is the beneficiary.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

        N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        N/A


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: September 17, 1999.



                                             /s/ Anthony Silverman
                                             -----------------------------------
                                                 Anthony Silverman